SONIC ENVIRONMENTAL SOLUTIONS INC.

(A Development Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2005

(Unaudited)

Sonic Environmental Solutions Inc.	Statement 1
(A Development Stage Company)
Interim Consolidated Balance Sheet
Canadian Funds

	June 30,	December 31,
	2005	2004
	(Unaudited)	(Audited)
ASSETS

Current
Cash and cash equivalents	$2,443,128	$5,861,773
Amounts receivable	611,776	473,995
GST receivable	213,293	177,577
Prepaid expenses	339,627	167,940
	3,607,824	6,681,285
Property, Plant and Equipment (Note 4)	4,096,716	2,139,385
Deferred Development Costs (Note 5)	1,033,679	1,000,807
Patents (Note 6)	116,701	85,252
	$8,854,920	$9,906,729

LIABILITIES
Current
Accounts payable	$379,764	$857,752
Accrued liabilities	249,170	40,074
	628,934	897,826

SHAREHOLDERS’ EQUITY
Share Capital - Statement 2 (Notes 9 and 10)
Authorized:
100,000,000 common shares without par value
Issued and fully paid:
18,043,729 (2004 – 17,607,510)	12,613,896	11,793,547
Contributed Surplus (Note 9e)	1,610,172	1,189,196
Deficit Accumulated During the Development Stage - Statement 2	(5,998,082)	(3,973,840)
	8,225,986	9,008,903
	$8,854,920	$9,906,729

ON BEHALF OF THE BOARD:

“Adam Sumel”	, Director

“Douglas B. Forster”	, Director

- See Accompanying Notes -

Sonic Environmental Solutions Inc.	Statement 2
(A Development Stage Company)
Interim Consolidated Statements of Shareholders’ Equity
Canadian Funds (Unaudited)

	Common Shares
			Contributed	Accumulated
	Number	Amount	Surplus	Deficit	Total
Inception - February 4, 2000	-	$-	$-	$-	$-
Private placement	1,500,000	150,000	-	-	150,000
Public offering	1,500,000	300,000	-	-	300,000
Shares issuance costs	-	(38,062)	-	-	(38,062)
Loss for the period	-	-	-	(63,123)	(63,123)
Balance - January 31, 2001	3,000,000	411,938	-	(63,123)	348,815
Exercise of warrants	75,000	15,000	-	-	15,000
Loss for the period	-	-	-	(186,338)	(186,338)
Balance - January 31, 2002	3,075,000	426,938	-	(249,461)	177,477
Private placement	4,400,000	2,200,000	-	-	2,200,000
Exercise of warrants	75,000	15,000	-	-	15,000
Acquisition of a subsidiary (Note 7)	2,997,135	5,375	-	-	5,375
Bridge loan share bonus	90,910	30,000	-	-	30,000
Shares issuance costs	-	(244,100)	-	-	(244,100)
Stock-based compensation	-	-	6,468	-	6,468
Loss for the period	-	-	-	(289,145)	(289,145)
Balance - January 31, 2003	10,638,045	2,433,213	6,468	(538,606)	1,901,075
Private placement	4,000,000	7,200,000	-	-	7,200,000
Exercise of warrants	510,000	415,000	-	-	415,000
Exercise of options	13,333	6,667	-	-	6,667
Acquisition of a subsidiary (Note 8)	100,000	1	-	-	1
Shares issuance costs	-	(611,268)	-	-	(611,268)
Stock-based compensation	-	-	330,376	-	330,376
Exercise of options	-	2,760	(2,760)	-	-
Loss for the period	-	-	-	(1,178,505)	(1,178,505)
Balance - December 31, 2003	15,261,378	9,446,373	334,084	(1,717,111)	8,063,346
Exercise of warrants	2,276,965	2,306,687	-	-	2,306,687
Exercise of options	69,167	34,584	-	-	34,584
Stock-based compensation	-	-	861,015	-	861,015
Exercise of options	-	5,903	(5,903)	-	-
Loss for the period	-	-	-	(2,256,729)	(2,256,729)
Balance - December 31, 2004	17,607,510	$11,793,547	$1,189,196	$(3,973,840)	$9,008,903
Exercise of w arrants	240,719	494,044	-	-	494,044
Exercise of options	195,500	240,250	-	-	240,250
Stock-based compensation	-	-	507,031	-	507,031
Exercise of options	-	86,055	(86,055)	-	-
Loss for the period - Statement 3	-	-	-	(2,024,242)	(2,024,242)
Balance – June 30, 2005	18,043,729	$12,613,896	$1,610,172	$(5,998,082)	$8,225,986

- See Accompanying Notes -

Sonic Environmental Solutions Inc.	Statement 3
(A Development Stage Company)
Interim Consolidated Statements of Loss and Deficit
Canadian Funds
(Unaudited)

	Six Months Ended		Three Months Ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Revenue
Operating revenue	$592,264	$128,355	$312,232	$73,257

Operating Costs
Direct operating costs	631,726	59,628	383,343	29,570
	(39,462)	68,727	(71,111)	43,687
Expenses
Advertising	80,841	56,624	51,430	36,332
Amortization of deferred development costs	8,686	-	8,686	-
Amortization of property, plant and equipment	66,099	10,174	44,317	5,033
Automobile	35,228	28,534	17,928	15,626
Bank charges and interest	659	1,349	376	678
Consulting fees	2,600	45,313	2,600	18,861
Insurance	68,256	46,526	37,481	32,489
Legal and accounting	128,344	102,903	77,721	61,985
Office, postage and printing	49,772	59,722	26,537	51,104
Rent	91,617	35,333	45,784	18,995
Research and development	16,903	30,980	4,284	9,895
Salaries and wages	582,214	225,766	272,538	121,583
Salaries and wages - Stock compensation
(Note 10b)	498,866	235,279	221,729	173,817
Shareholder relations	46,175	18,226	45,488	15,812
Shareholder relations - Stock compensation
(Note 10b)	8,165	14,343	8,165	-
Telephone and utilities	37,143	22,174	24,294	13,922
Trade shows	32,056	28,910	22,964	16,180
Transfer agent and regulatory fees	14,080	12,405	7,327	6,512
Travel and promotion	257,791	51,478	205,663	41,489
	2,025,495	1,026,039	1,125,312	640,313

Loss Before the Undernoted	(2,064,957)	(957,312)	(1,196,423)	(596,626)
Interest income	40,715	76,832	12,967	25,697
Loss for the Period	(2,024,242)	(880,480)	(1,183,456)	(570,929)
Deficit – beginning of period	(3,973,840)	(1,717,111)	(4,814,626)	(2,026,662)
Deficit – End of Period	$(5,998,082)	$(2,597,591)	$(5,998,082)	$(2,597,591)

Loss per Share – Basic and Diluted	$(0.11)	$(0.06)	$(0.07)	$(0.04)

Weighted Average Number of Common Shares
Outstanding	18,032,504	13,636,942	18,002,043	13,941,762

- See Accompanying Notes -

Sonic Environmental Solutions Inc.	Statement 4
(A Development Stage Company)
Interim Consolidated Statements of Cash Flows
Canadian Funds
(Unaudited)

	Six Months Ended		Three Months Ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Operating Activities
Loss for the period	$(2,024,242)	$(880,480)	$(1,183,456)	(570,929)
Items not affecting cash:
Amortization of property, plant and equipment	66,099	10,174	44,317	5,033
Amortization of deferred development costs	8,686	-	8,686	-
Stock-based compensation	507,031	249,622	229,894	173,817
	(1,442,426)	(620,684)	(900,559)	(392,079)

Net changes in non-cash working capital
components:
Amounts receivable	(173,497)	15,112	(135,106)	(2,458)
Accounts payable	(477,988)	(18,386)	(74,439)	(47,953)
Accrued liabilities	209,096	1,055	(21,291)	48,419
Prepaid expenses	(171,687)	(70,758)	(162,754)	32,750
Due to related parties	-	(30,583)	-	(8,475)
	(614,076)	(103,560)	(393,590)	22,283
	(2,056,502)	(724,244)	(1,294,149)	(369,796)

Investing Activities
Property, plant and equipment acquired	(2,023,430)	(154,833)	(361,443)	(10,645)
Patents	(31,449)	-	(9,596)	-
Deferred development costs	(41,558)	(298,610)	(19,653)	(177,633)
	(2,096,437)	(453,443)	(390,692)	(188,278)

Financing Activities
Cash received for shares	734,294	2,248,873	487,894	2,038,701

Net Increase (Decrease) in Cash and Cash
Equivalents	(3,418,645)	1,071,186	(1,196,947)	1,480,627
Cash and cash equivalents - Beginning of period	5,861,773	7,179,652	3,640,075	6,770,211
Cash and Cash Equivalents – End of Period	2,443,128	$8,250,838	$2,443,128	$8,250,838

Supplemental Schedule of Non-Cash Transactions:
Amortization of patents capitalized as deferred
development costs	$936	$936	$468	$468
Amortization of plant one capitalized as deferred
development costs	$23,888	$-	$11,944	$-

- See Accompanying Notes -

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
June 30, 2005
Canadian Funds
(Unaudited)

1.	Nature of Business

The Company was incorporated February 4, 2000 in British Columbia, Canada and commenced trading on the TSX Venture Exchange on November 29, 2000.

The Company holds patents for low frequency sonic energy generator technology and proprietary processes to remediate Polychlorinated Biphenyls (“PCB”) contaminated soils.

As at the date of these financial statements, the Company has not yet developed its technology to commercial production. The ability of the Company to realize the costs it has incurred to date on this technology is dependent on the Company being able to commercialize the technology and to operate its business without infringing on the proprietary rights of third parties or having third parties circumvent the Company’s rights.

2.	Significant Accounting Policies

These interim consolidated statements follow the same accounting policies and methods of their application as the most recent annual consolidated financial statements. These interim consolidated statements should be read in conjunction with the audited consolidated financial statements as at December 31, 2004.

Basis of Presentation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries:

	-	SESI Systems Inc. (“SESI”), incorporated January 9, 2001 under the Company Act of British Columbia, Canada. The Company acquired 100% of the shares of SESI on December 12, 2002 (Note 7).

-
Contech PCB Containment Technology Inc. (“Contech”), incorporated September 13, 1994 under the Company Act of British Columbia, Canada. Contech is involved in the non -proprietary business of collection, recycling and safe disposal of PCB contaminated ballasts and related waste products. The Company acquired 100% of the shares of Contech effective August 1, 2003(Note 8).

3.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, GST receivable and accounts payable. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
June 30, 2005
Canadian Funds
(Unaudited)

4.	Property, Plant and Equipment

	Details are as follows:
				Net Book	Net Book
				Value	Value
			Accumulated	June 30,	December 31,
		Cost	Amortization	2005	2004
	Computer equipment	$163,544	$68,632	$94,912	$99,247
	Furniture and office equipment	199,185	59,725	139,460	127,033
	Leasehold improvements	35,624	8,528	27,096	34,451
	Vehicles	72,494	65,832	6,662	7,839
	Machinery and equipment	588,947	62,099	526,848	223,628
	Plant One	238,874	34,621	204,253	228,141
	Plant Two	3,123,514	26,029	3,097,485	1,419,046
		$4,422,182	$325,466	$4,096,716	$2,139,385

	Property, plant and equipment are not amortized until they are available for use.

5.	Deferred Development Costs

			December 31,		June 30,
			2004	Expenditures	2005
	Acquisition costs
	Legal		$213,083	$-	$213,083
	Acquisition fees		11,640	-	11,640
	Development costs
	Amortization of patent costs		14,357	936	15,293
	Amortization of Plant One		10,733	23,888	34,621
	Construction - Plant One		103,897	-	103,897
	Consulting		66,050	-	66,050
	Consulting - Plant One		161,760	1,620	163,380
	Commissioning, testing and supplies		26,230	-	26,230
	Engineering - Plant One		61,476	-	61,476
	Generator		34,928	-	34,928
	Manufactured equipment		9,100	-	9,100
	Patent maintenance fees		52,282	1,666	53,948
	Rent		26,606	13,448	40,054
	Salaries and wages		177,998	-	177,998
	Technical review		30,667	-	30,667
			1,000,807	41,558	1,042,365
	Accumulated Amortization		-	-	(8,686)
			$1,000,807	$41,558	$1,033,679

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
June 30, 2005
Canadian Funds
(Unaudited)

6.	Patents

The Company holds patents for low frequency sonic energy generator technology and proprietary processes to remediate PCB contaminated soils.

Activities during the period are as follows:

	June 30,	December 31,
	2005	2004
Balance – Beginning of period	$85,252	$17,809
Current period costs:
Legal	32,385	69,315
Less: Amortization	(936)	(1,872)
Balance – End of period	$116,701	$85,252

Summary is as follows:
	June 30,	December 31,
	2005	2004
Legal costs	$131,994	$99,609
Less: Amortization	(15,293)	(14,357)
	$116,701	$85,252

7.	Acquisition of SESI Systems Inc.

Effective December 12, 2002, the Company acquired 100% of SESI by the issuance of 2,997,135 common shares of the Company. The primary reason for the purchase of SESI was to acquire the Sonic technology and Canadian and United States patents.

SESI had a net book value of $5,375 at that date, which amount has been assigned as the purchase price. The 2,997,135 common shares have been recorded at the $5,375 as it was a related party transaction. Details of SESI’s assets and liabilities on the date of acquisition are as follows:

Net assets acquired at assigned values

Cash	$(30)
Accounts payable	(23,371)
Deferred development costs	178,819
Due to Sonic Environmental Solutions Inc.	(150,043)
Issuance of shares as consideration for net assets acquired	$5,375

Deferred development costs relate to SESI’s costs accumulated to the date of the acquisition on the Sonic technology as well as Canadian and United States patents. These costs are the value recorded on the consolidated Company’s books for the deferred development costs.

The amount due to the Company was related to advances by the Company to SESI for working capital.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
June 30, 2005
Canadian Funds
(Unaudited)

8.

Acquisition of Contech PCB Containment Technology Inc.

By agreement effective August 1, 2003, the Company acquired 100% of the issued and outstanding shares of Contech. The Company acquired Contech to utilize its licence for handling and disposal of the contaminated materials, facilities approved by the regulatory authorities, environmental risk insurance, knowledgeable staff and management, and its expertise in handling of hazardous waste. As consideration for Contech, the Company paid $67,375, $25,000 upon closing (paid) and 15 monthly payments of $3,000 (paid), having a present value of $42,375 using a 10% interest rate, and issued 100,000 escrow shares. A summary of the identifiable assets and liabilities of Contech as at August 1, 2003 are as follows:

Current assets	$79,159
Property, plant and equipment	34,065
Current liabilities	(45,848)
$67,376

This is a related party transaction as a major Contech shareholder was also an officer of the Company. A value of $1 has been attributed to the shares issued, that being the excess of the fair book value of the identifiable assets less the cash consideration paid.

9.	Share Capital

	a)	Authorized: 100,000,000 common shares without par value.

	b)	Options

i)
The Company has established a share purchase option plan whereby the board of directors, may from time to time, grant options to directors, officers, employees or consultants. Options granted must be exercised no later than five years from date of grant or such lesser period as determined by the Company’s board of directors. The exercise price of an option is not less than the closing price on the TSX-V on the last trading day preceding the grant date.

Options vest according to the length of service. Details are as follows:

Greater than six months 33.3% - Six months 33.3% - Twelve months 33.3% - Eighteen months	Less than six months 33.3% - Twelve months 33.3% - Eighteen months 33.3% - Twenty-four months

Investor relations shares vest at 25% each, at three, six, nine and twelve months after the date of grant.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
June 30, 2005
Canadian Funds
(Unaudited)

9.	Share Capital - Continued

	b)	Options – Continued

		ii)	A summary of the Company’s options at June 30, 2005 and the changes for the period are as follows:

	Outstanding				Outstanding
Exercise	December 31,			Expired or	June 30,
Price	2004	Granted	Exercised	Cancelled	2005	Expiry date
$0.20	300,000	-	-	-	300,000	November 29, 2005
$0.50	492,500	-	(45,500)	-	447,000	December 12, 2007
$1.10	350,000	-	-	-	350,000	February 3, 2008
$1.45	150,000	-	(150,000)	-	-	April 8, 2005
$1.61	25,000	-	-	-	25,000	May 17, 2009
$1.70	400,000	-	-	-	400,000	September 22, 2008
$2.30	50,000	-	-	-	50,000	January 16, 2009
$2.30	-	50,000	-	-	50,000	June 21, 2010
$2.37	-	85,000	-	-	85,000	February 14, 2010
$2.40	250,000	-	-	-	250,000	June 8, 2009
$2.50	35,000	-	-	-	35,000	November 10, 2008
$2.60	-	50,000	-	-	50,000	March 30, 2008
$2.60	-	40,000	-	-	40,000	March 30, 2010
$2.75	140,000	-	-	-	140,000	October 8, 2009
$2.95	200,000	-	-	-	200,000	July 16, 2009
$3.15	230,000	-	-	-	230,000	July 6, 2009
	2,622,500	225,000	(195,500)	-	2,652,000

Weighted average exercise price	$1.57	$2.48	$1.23	-	$1.66

		Weighted
		Average
	Number of Options	Exercise Price	Expiry
			November 29, 2005
Vested at June 30, 2005	1,954,163	$1.57	to March 30, 2010

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
June 30, 2005
Canadian Funds
(Unaudited)

9.	Share Capital - Continued

	c)	Warrants

Details are as follows:

	Outstanding				Outstanding
Exercise	December 31,			Expired or	June 30,
Price	2004	Granted	Exercised	Cancelled	2005	Expiry date
$1.80	251,535	-	(38,219)	-	213,316	October 31, 2005
$2.10	1,978,000	-	(202,500)	-	1,775,500	October 31, 2005
	2,229,535	-	(240,719)	-	1,988,816

Weighted average
exercise price	$2.06	$ -	$2.05	$ -	$2.07

d)	Escrow Shares

As at June 30, 2005 there are 3,269,771 common shares held in escrow. Escrow shares have the same voting rights and rights to receive income distributions as regular shares of the Company. However, in general terms, escrow shares cannot be sold, transferred, assigned, mortgaged or be a subject to a derivative transaction. Details are as follows:

i)
There were 1,650,910 shares placed in escrow, 10% of these shares were released following the completion of the acquisition of SESI, and 15% every six months after that. The last release from escrow is expected on December 16, 2005. To date 1,403,274 shares have been released from escrow, leaving 247,636 in escrow at June 30, 2005.

ii)
An additional 2,997,135 shares were issued for the acquisition of SESI in 2002 and are held in escrow to be released every six months to 2008. Their release is also subject to a pooling agreement that allows shares to be released based upon revenues of a minimum of $500,000. All shares will be released when an accumulation of $3,000,000 in revenues have been attained within five years of the acquisition of SESI. The business purpose of the pooling agreement is to bind the parties involved in the pooling to the common goal of attaining revenue targets. No shares were released from escrow as at June 30, 2005.

iii)
There were also 100,000 of escrow shares issued for the acquisition of Contech; 25,000 shares are to be released every six months from the closing date, with the last release by September 2005. During the period, 25,000 shares were released from escrow leaving 25,000 in escrow at June 30, 2005.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
June 30, 2005
Canadian Funds
(Unaudited)

9.	Share Capital - Continued

	e)	Contributed Surplus Details are as follows:

	June 30,	December 31,
	2005	2004
Balance - Beginning of Period	$1,189,196	$334,084
Fair value of stock-based compensation (Note 10b)	507,031	861,015
Fair value of stock options exercised - transferred to
share capital	(86,055)	(5,903)
Balance - End of Period	$1,610,172	$1,189,196

10.	Stock Based Compensation

a)
For the newly granted options, compensation expense is based on the fair value of the options at the grant date. For any options that have alteration in their conditions, compensation expense is based on the fair value of the options on the alteration date less the fair value of the original options based on the shorter of the remaining expanded life of the old option or the expected life of the modified option.

	b)	The stock option compensation expense is calculated using the Black-Scholes Option Pricing Model with the following assumptions from the date of grant:

Risk-free interest rate	3.29%
Expected dividend yield	-
Expected stock price volatility	54%
Expected option life in years	5

Current period stock-based compensation amounted to $507,031 (June 30, 2004 - $249,622). Out of this amount, $8,165 (June 30, 2004 - $14,343) is included in the shareholder relations expense, and $498,866 (June 30, 2004 - $235,279) is included in salaries and wages expense, with the offsetting entry to contributed surplus.

c)
Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimated, and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
June 30, 2005
Canadian Funds
(Unaudited)

11.	Related Party Transactions

Except as noted elsewhere in these financial statements, related party transactions are as follows:

	a)	Deferred development costs include salaries of $Nil (June 30, 2004 - $49,998) that were paid to a director and officer.

	b)	During the current period, salaries of $205,000 (June 30, 2004 - $84,000) were paid or accrued to directors and officers.

12.	Income Taxes

The Company and its subsidiaries have incurred non-capital losses for tax purposes of approximately $3,200,000 which may be carried forward and used to reduce taxable income of future years. These losses expire as follows:

Amount
2009	$606,000
2010	1,112,000
2014	1,482,000
$3,200,000

The potential future tax benefits of these losses have not been recognized in these consolidated financial statements due to uncertainty of their realization.

13.	Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current period’s presentation.

14.

Commitments

The Company has vehicle and photocopier operating lease agreements. The leases expire between December 2006 and January 2008. The Company has entered into a lease for its offices commencing on January 1, 2005 for a term of sixty months. The future lease obligations are as follows:

Amount
2005	$76,111
2006	$152,222
2007	$128,082
2008	$121,096
2009	$120,684